Evolving Gold Intersects 2.48 Grams/Tonne over 146 Meters
 at its Rattlesnake Hills Property

Vancouver, British Columbia, 8 September 2008: Evolving Gold Corp. (TSX-V:EVG) (OTCBB:EVOGF) is pleased to announce assay results from the first three holes drilled of the total 7,000 meter Phase One drill program at its Rattlesnake Hills project in Wyoming. The assay results for the three holes were focused on three different targets described herein respectively as the “North Stock”, “Antelope Basin”, and “South Stock”.

North Stock Target
The North Stock Target is a diatreme breccia approximately 700 meters in diameter. Core hole RSC-3, the first of ten holes planned for this target, intersected gold mineralization nearly continuously from 149.3 meters to a depth of 295.6 meters using a cutoff of 0.5 grams per metric ton Gold (gpt Au). This entire interval of gold mineralization averages 2.48 gpt Au over 146.3 meters. This hole includes narrower intervals of higher grade such as 13.83 gpt over 5.2 meters, with small grains (<0.5 mm) of visible gold observed in several core samples.

A detailed breakdown of results for hole RSC-3 are summarized in the table below and is also graphically displayed on the company’s web site at www.evolvinggold.com/rattlesnake-hills.php.

Hole RSC-3	From (meters)	To (meters)	Interval (meters)	Gold grams/tonne	Interval (ft)	Gold oz/ton
	149.3	198.1	48.8	2.22	160.0	0.065
	211.8	239.2	27.4	5.67	90.0	0.165
Including	233.2	238.4	5.2	13.83	17.2	0.403
	243.8	257.8	14.0	4.65	45.9	0.136
Including	249.9	257.8	7.9	7.87	25.9	0.230
	269.7	295.6	25.9	1.01	85.0	0.029
	342.9	416.1	73.2	0.76	240.0	0.022

Core hole RSC-3 was drilled to 450.2 meters extending the mineralization approximately 170 meters deeper than previous drilling by Newmont Mining. In 1994-95, Newmont reported drill results of 149 meters at 1.62 gpt Au in a drill hole that reached a depth of 248.4 meters.

Core hole RSC-3 demonstrates the potential for the higher grades commonly present in alkaline gold systems. Ongoing drilling in the 2008 Phase One program continues to test the North Stock target.

Antelope Basin Target
Approximately 725 meters south of RSC-3 in the North Stock target, Core Hole RSC-1 tested the north edge of the Antelope Basin target to a depth of 431.9 meters. Mineralization in this drill hole is hosted in a lamprophyre pipe exhibiting potassic alteration. RSC-1 intersected long intervals of highly anomalous gold mineralization, including 36.5 meters at 1.46 gpt Au. The lower zones of higher grades are well below any previous drilling, which reached a depth of no more than 128 meters.

Hole RSC-1	From (meters)	To (meters)	Interval (meters)	Gold grams/tonne	Interval (ft)	Gold oz/ton
	22.9	160.0	137.1	0.38	450.0	0.011
Including	143.2	160.0	16.8	0.61	55.0	0.018
	169.2	205.7	36.5	1.46	120.0	0.043
Including	170.7	184.4	13.7	2.49	45.0	0.073
Including	172.1	181.4	9.3	3.21	30.4	0.094

The gold mineralization and geology intersected in RSC-1 extend favorable geological features and significant gold grades into previously underexplored areas. Additional drilling is planned in 2008 to further test this target.

South Stock Target
Core Hole RSC-2 tested the margin of the South Stock target in a largely covered area, approximately 245 meters south of RSC-1 in the Antelope Basin target. Because the hole deviated significantly to the right, it failed to penetrate the target. In spite of this, the drill hole intersected long intervals with low levels of gold mineralization, including 74.4 meters at 0.14 gpt Au starting at 72.2 meters down hole.

This mineralization confirms an extension of gold mineralization on the Rattlesnake Hills property well beyond previously indicated limits. Additional drilling is planned in 2008 in the South Stock target, as these results may represent a gold zone peripheral to higher grade gold mineralization.

Rattlesnake Hills
To date Evolving has drilled 3,900 meters and is currently drilling holes 9 and 10. With the two diamond drill core rigs on site Evolving intends to drill six additional holes by late October. The Company is awaiting further assay results.

Rattlesnake Hills is a volcanic hosted alkalic gold system similar to other volcanic complexes in the Rocky Mountain alkalic gold province - including Cripple Creek-Victor, Colorado, Zortman-Landusky, Montana, and Ortiz, New Mexico. Rattlesnake Hills is one of the least explored of the known gold-bearing alkaline volcanic centers in this belt. Additional information on the Rattlesnake Hills property can be found at the Company’s website www.evolvinggold.com.

Evolving Gold has an option to acquire 100% of the Rattlesnake Hills Property. In connection with the acquisition of the Rattlesnake Hills project, Evolving filed a NI 43-101 compliant report which is available at www.sedar.com. Readers are cautioned to review the NI 43-101 report for comprehensive technical and background information regarding Evolving’s Rattlesnake Hills project.

Additional Assay Information for Rattlesnake Hills
The assays were implemented by the SGS Group. Samples were analyzed by 30 g fire assay and an ICP finish and all values over 10 gpt were re-assayed by 30 g fire assay and a gravimetric finish. All reported lengths for the mineralized intervals are down hole measurements. Accurate estimates of the true widths of the mineralized intersections are not available at this early stage in the drilling program.

Drilling in Nevada
In addition to it Rattlesnake Hills drilling program, Evolving is completing its initial drilling program on its North Carlin district Properties in Nevada and has completed induced polarization (IP) geophysical surveys and mercury vapor geochemical surveys on its 100% owned Jake Creek property.

About Evolving Gold Corp.
Evolving Gold is actively exploring nine separate gold properties, primarily in known, producing gold trends in the SW USA. In total, Evolving holds over 36,400 ha (90,000 acres) of exploration lands.

In compliance with National Instrument 43-101, Quinton Hennigh, Ph.D., P.Geo., is the Qualified Person responsible for the accuracy of this news release.

On behalf of Evolving Gold Corp.,
“Quinton Hennigh”
Quinton Hennigh, Ph.D., P.Geo
President

FOR MORE INFORMATION, PLEASE CONTACT:

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
 Direct: 604 685 6375
Toll Free: 1-866-604-3864
www.EvolvingGold.com

OR

Renmark Financial Communications Inc
 Christopher Wells:
cwells@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Miranda Bradley, Investor Relations
miranda@evolvinggold.com
 Direct (416) 996-0238

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF